EXHIBIT 99.1

Statoil ASA: Information relating to the dividend for fourth quarter 2016

Key information relating to the cash dividend to be paid by Statoil (OSE: STL, NYSE: STO) for fourth quarter 2016, reported 7 February 2017.

Dividend amount: 0.2201

Declared currency: USD

Last day including right: 10 May at New York Stock Exchange, 11 May 2017 at Oslo Børs (Oslo Stock Exchange)

Ex-date: 11 May at New York Stock Exchange, and 12 May 2017 at Oslo Børs

Record date: 15 May 2017

Payment date: On or around 24 June 2017

Date of approval: 11 May 2017 (subject to approval 11 May at the annual general meeting (AGM)

Other information:

Dividend per share in NOK will be communicated 19 May 2017.

With reference to the scrip dividend programme approved by the AGM 11 May 2016, and subject to renewal 11 May 2017 at the AGM, shareholders will get the option to receive the dividend in newly issued shares at a discount. For the dividend issue for fourth quarter 2016, the board has proposed the discount to 5%. Further information on the scrip programme for fourth quarter 2016 will be published in due course.

This information is published in accordance with the requirements of the Continuing Obligations.

This information is subject to the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act.